FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC - AGM STATEMENTS

Following the Annual General Meeting of HSBC Holdings plc, held at 8 Canada Square, Canary Wharf, London, UK today, the following statements were issued by Group Chairman, Mark Tucker and Group Chief Executive, Noel Quinn.

Group Chairman's Statement:

Fellow shareholders,

We are living in difficult and challenging times, with the spread of the COVID-19 virus globally and the resulting unprecedented social and economic instability. Our thoughts are with all those directly affected by the virus. We are both inspired and humbled by the healthcare and other key workers who are protecting us and working on the frontline. This includes HSBC colleagues, and our primary concern is their health and wellbeing, as well as that of our customers, shareholders, families and friends.

It is a matter of deep regret that we are unable to meet with shareholders face-to-face at our 2020 Annual General Meeting ('AGM'). Our AGM is one of the most important dates in HSBC's calendar, and the Board greatly values the discussions and interactions that we have when we meet under normal circumstances. However, the UK Government's introduction of social distancing measures and prohibition of non-essential travel and public gatherings have made it impossible for shareholders to attend this year's meeting in person. The Board and I would like to thank shareholders for their understanding and support.

The Board and I would also like to thank everyone who works for HSBC for their unwavering commitment to one another and to our clients. This unprecedented situation is testing our people severely. We are immensely proud of how they are responding and of the efforts they are making to help each other, support our customers and maintain business continuity.

Dividend

There is clearly a great deal of economic uncertainty due to the spread of COVID-19. On 31 March, HSBC, in line with all other large UK-based banks and at the clear and direct request of the Group's lead regulator (the UK Prudential Regulation Authority), cancelled the fourth interim dividend of 2019. We also announced that, until the end of 2020, we will make no quarterly or interim dividend payments or accruals in respect of ordinary shares, or undertake any share buy-backs in respect of ordinary shares.

The impact on all of our stakeholders, including of course our shareholders, was very carefully considered by the Board. We are acutely aware of how important the dividend is to you. Approximately 40% of our total shareholder base are retail shareholders, primarily in Hong Kong and the UK, and many rely directly or indirectly on the dividend as a stable source of income. We recognise that many shareholders are deeply disappointed by the cancellation of the dividend and we profoundly regret the financial consequences that the cancellation will have on shareholders, their families and their businesses. This action was not taken lightly and reflects the view of our Group's lead regulator that extra prudence is needed in these unprecedented times, so that banks like ours can help support customers, both now and in the long-term.

The Board will review our dividend policy at or ahead of the year-end results for 2020, when the economic impact of the pandemic is better understood. We will also take into account the views of our shareholders, the interests of our other stakeholders and other factors, including HSBC's financial performance and capital position.

Group Chief Executive and Strategic Update

During the course of 2019, the Board determined that it had two major priorities. One was to ensure the selection of a new Group Chief Executive and the other was the need to enhance performance, accelerate pace and improve our sustainable returns. We concluded that both were urgent challenges and that we needed to tackle them immediately and separately.

The process of searching for a new Group Chief Executive began in August 2019 and was the subject of much interest. The Board was determined to run a comprehensive and rigorous search, identifying and evaluating world-class candidates from both inside and outside the Bank.

Following this, the Board unanimously concluded that Noel Quinn was the best candidate. The circumstances that have unfolded in the first quarter of 2020 - and the way that HSBC is responding - make it even clearer that Noel is the right person for the job. Noel has a clear sense of where we need to go. He is an outstanding leader who knows how to get us there. He knows the Bank and has the energy we need to gain momentum. He has an impressive track record over 30 years in financial services, is client-oriented, builds strong relationships, and understands our global customer base. He has a vision of what digital can do for us and our customers in the future.

When Noel was appointed interim Group Chief Executive in August 2019, the Board saw a pressing need to reallocate capital away from underperforming businesses to support the growth of higher return businesses where we had competitive advantage. The Board and Executive were also acutely aware of the need to improve efficiency, reduce costs and inject pace. Noel worked closely with the Board to formulate and determine a strategic plan with the aim of achieving these objectives. The plan was endorsed by the Board and announced in February 2020. We believe that it amounts to a very significant shift in the allocation of the Bank's capital and resources, builds on our inherent strengths and is designed to significantly improve sustainable returns for our shareholders. Good progress is already being made, as Noel will set out in his statement. Despite everything that has happened in the first quarter of 2020, we remain intent on delivering the necessary change at pace.

Resolutions

With regard to the formal business of the meeting, I can confirm that resolutions 1 to 7, 10, 12 and 14 to 16 have passed as ordinary resolutions; resolutions 8, 9, 11, 13 and 17 have passed as special resolutions; and resolution 18 has not passed.

The detailed results of the voting on each and every resolution will be published shortly, alongside responses to the most frequently asked questions by theme that shareholders have submitted.

Our people

2019 was a challenging year in which the external environment became more complex and uncertain. 2020 has already brought truly exceptional new challenges. Throughout all of this, the commitment, ability and expertise of our people have continued to shine through. They are the driving force behind our success and the Board and I want to thank them for their continued dedication, care and immense professionalism.

I strongly believe that banks will continue to play a critical role in helping individuals, businesses and communities through the difficulties they are facing during the COVID-19 pandemic. They will provide essential support for the subsequent economic recovery. The positive impact of our industry has not always been widely understood. I hope our collective action makes absolutely clear the many societal and economic benefits that banks and our employees provide.

Our challenge is to strive to be worthy of the trust that society in general, and our shareholders in particular, have placed in us. Thank you for your continued support and please take good care of yourselves.

Group Chief Executive's Statement:

Dear Shareholders,

It is an honour to have been asked to lead HSBC, an organisation that I care deeply about and that serves millions of people around the world.

The COVID-19 pandemic has underlined the central role our bank plays in the lives of so many. The challenges we face as a global community are unprecedented, and I echo the tribute paid by Mark to the healthcare and other key workers around the world who are putting themselves in harm's way each day to care for the sick, protect the vulnerable, and maintain essential services. This includes the many staff across the financial services industry who are doing so much to keep the economy moving.

I am immensely proud of the significant efforts that colleagues across HSBC have made and are making to support each other, look after our customers and enable business continuity. Many of my colleagues are providing critical services to maintain day-to-day operations in branches, service centres, offices and back-up sites around the world. I know the pressure that many of them are facing and I thank them sincerely for their work.

I am also aware of the strain being placed on our shareholders, particularly our retail shareholders, following the request from our lead regulator to cancel our fourth quarter dividend payment for 2019. I share the deep regret that Mark expresses in his statement about the impact that this will have on you, your families and your businesses. While circumstances mean we cannot discuss this and other issues in person today, I look forward to continuing our engagement as soon as is practicable. This is your Bank, and your views will always be of great importance to me.

COVID-19

We are working hard to provide our customers and the communities we serve with the support they need both during and after the COVID-19 pandemic. This includes working closely with governments to ensure that stimulus measures reach the real economy quickly and efficiently.

For personal customers, where appropriate, we have offered payment holidays on products such as mortgages, personal loans and credit cards, waived fees and charges, and facilitated access to physical cash. For business customers, we are offering loan repayment holidays, extensions to trade and working capital loans, and fee waivers on certain products. To date, we have allocated £8bn to support business customers in the UK, and approved more than HK$30bn in immediate liquidity relief for businesses facing market uncertainty and supply chain pressures in Hong Kong. We are constantly reviewing and updating our support packages as the pandemic continues to unfold.

We have also announced a US$25m COVID-19 charitable fund to support the international medical response, protect vulnerable people and ensure food security. Within this, we have already pledged US$1m to the International Red Cross and Red Crescent Societies' COVID-19 Emergency Appeal; US$1m to the COVID-19 Solidarity Response Fund for the World Health Organisation through The United Nations Foundation and Swiss Philanthropy Foundation; and US$15m to relief and recovery efforts around the world, including US$8.8m across the Asia-Pacific region and US$2.6m to causes in the UK, such as the National Emergencies Trust and the British Red Cross.

Financial strength

HSBC has always been there for our customers in times of crisis, and we are confronting the present economic situation from a position of financial strength. In 2019, our adjusted profit before tax increased by 5% on the prior year, reflecting good revenue growth in three of our four global businesses. Group reported profit before tax was down 33% compared with 2018, due to a goodwill impairment of US$7.3bn. Disciplined cost management helped secure positive adjusted jaws of 3.1%, despite continued heavy investment in growth and technology. Our Group return on average tangible equity - our headline measure - fell from 8.6% in 2018 to 8.4%. Our common equity tier 1 capital ratio remained strong at 14.7%.

We invested more than US$4.5bn during 2019 to connect more customers to our international network, provide a better service through improved digital capabilities, and make it easier for our customers to bank with us. This has enhanced the service we offer, helping to attract new customers and capture market share in our major markets and from our international network.

The global economic environment has become considerably more uncertain in 2020 due to the spread of COVID-19. We will report our first quarter performance next week, at which point we will provide an update on how our performance has been impacted by COVID-19.

Business update

In February, I announced a programme to create a leaner, simpler and more competitive Group that is better positioned to deliver higher returns for investors.

There are three main parts to this plan.

First, we intend to materially reshape underperforming areas of the Group. Around 30% of our capital is currently allocated to parts of the business that deliver returns below their cost of equity, largely in Global Banking & Markets in Europe and the US. We intend to focus these businesses on our strengths as a leading international bank and to simplify our footprint, exiting businesses where necessary and reducing both risk-weighted assets and costs.

Second, we aim to reduce Group costs by increasing efficiencies, sharing capabilities and investing in automation and digitisation.

Third, we intend to simplify HSBC to accelerate the pace of execution and make the Group more agile. This includes simplifying the geographical organisation of the Group, and moving from four global businesses to three by combining Retail Banking & Wealth Management and Global Private Banking to create one of the world's largest wealth management businesses.

Taken together, our intention is to create the capacity to invest in higher-growth, higher-returning opportunities in the areas in which we are strongest.

Many of our transformation plans are now underway, but given the COVID-19 pandemic, we have suspended some of those plans in the interests of our people and our customers. It would not have been appropriate to proceed with some of our job reduction programmes in the middle of the current crisis. It would have created an unwarranted operational risk for the business at a time when we want our colleagues focused on supporting our customers, and it would have created further uncertainty for our people during what is already a challenging time. Those directly affected would also have been put in a very difficult personal situation with regard to seeking new employment. We have therefore paused the vast majority of redundancies associated with this programme where notices have not already been issued.

We have continued to progress other elements of our plan that will position the Bank well for life after COVID-19. We have made a number of key appointments to the Group Executive Committee and other senior leadership positions to refresh the executive team and increase the focus on execution. We now have the right team with the right mix of skills and experience to drive the change we need at pace. Work has started to combine the back and middle office functions across our wholesale businesses, and we are making good progress in combining Retail Banking and Wealth Management and Global Private Banking to create a single Wealth and Personal Banking business. We have continued to invest in some of our key digital transformation programmes, and we will continue to plan our entire programme in detail so that we are able to execute at pace when the time is right.

Of course, we are now operating in a very different context to that we faced in February. Therefore, we will need to consider what additional actions we need to take in response to the new economic circumstances that will emerge post COVID-19.

The consequences of the COVID-19 pandemic, and our role in helping our customers succeed in the recovery still to come, increase the need to press ahead with our transformation wherever possible. We will continue to do so thoughtfully and purposefully, while doing everything necessary to safeguard the wellbeing of our customers and our people.

Our people

Our success has always depended on our exceptional colleagues staying close to our customers, looking out for one another and going the extra mile in the service of both. The care, determination and energy that they are showing day in, day out makes me even more proud to lead HSBC. I offer them all my heartfelt thanks.

Thank you to all our shareholders for your support. Please continue to stay safe.

Media enquiries to:
Heidi Ashley                  +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Investor enquiries to:
Richard O'Connor          +44 (0)20 7991 6590                  investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,715bn at 31 December 2019, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 April 2020